

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 5, 2013

Via E-mail
Punit Dhillon
President and Chief Executive Officer
OncoSec Medical Incorporated
9810 Summers Ridge Road, Suite 110
San Diego, California 92121

      Re: OncoSec Medical Incorporated
              Annual Report on Form 10-K for Fiscal Year Ended July 31, 2013
              Filed September 27, 2013
              File No. 000-54318

Dear Mr. Dhillon:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                            Sincerely,

                            /s/ Lisa M. Kohl

                            Mara L. Ransom
                            Assistant Director

cc: Steven G. Rowles, Esq.